UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

GRUPO TMM, S.A.B.
Full Name of Registrant

Grupo TMM, S.A.
Former Name if Applicable

Lago Alberto No.442, P.5, 503-A, Colonia Anahuac, Delegacion Miguel Hidalgo
Address of Principal Executive Office (Street and Number)

Mexico City, C.P. 11320 Mexico
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Grupo TMM, S.A.B. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense due to the independent appraisals and fair value assessments of its real estate assets resulting in delays associated with (i) the compilation of certain information required to be included in the Form 20-F and (ii) the completion and approval of our audited consolidated financial statements.

The Company expects to file the Form 20-F within the fifteen-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Verónica Tego Sánchez, Chief Financial Officer	011-52-55	5629-8866
Name	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes
☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information is preliminary, unaudited and subject to change.  References to “Ps.” herein are to Mexican pesos, the Company’s reporting currency.

The Company expects to record a net profit of Ps. 114.8 million in fiscal year 2024, compared to a net profit of Ps. 15.5 million in fiscal year 2023. This change is primarily due to a significant improvement in the Company’s business operating results, as the Company expects to report an operating profit of Ps. 212.7 million in fiscal year 2024 compared to an operating profit of Ps. 36.7 million in fiscal year 2023. The improvement in the Company’s operating income is primarily attributable to the Company’s increase in the number of vessels operated in the offshore segment and to the mix of types of repairs that were carried out in the Company’s shipyard business segment.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results. Such forward-looking statements, in some cases, may be identified by words like “expects,” “anticipates” and similar terms or phrases. Forward-looking statements are based on management's current expectations or beliefs about the Company's future business operations, plans, expectations and objectives. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements, including, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. Except as required by law, the Company expressly disclaims any obligation to update or revise information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

GRUPO TMM, S.A.B.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2025	By:	/s/ Verónica Tego Sánchez
Verónica Tego Sánchez
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.